SCHEDULE 13G

Amendment No. 2
WuXi PharmaTech (Cayman) Inc
Common Stock
Cusip #929352920


Cusip #929352920
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	77,326,288
Item 6:	0
Item 7:	77,326,288
Item 8:	0
Item 9:	77,326,288
Item 11:	14.728%
Item 12:	    HC


Cusip #929352920
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	77,326,288
Item 8:	0
Item 9:	77,326,288
Item 11:	14.728%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		WuXi PharmaTech (Cayman) Inc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		288 Fute Zhong Road
		Waigaoqiao Free Trade Zone
		Shanghai 200131
		China

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		929352920

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	77,326,288

	(b)	Percent of Class:	14.728%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	77,326,288

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	77,326,288

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of WuXi PharmaTech (Cayman)
Inc. The interest of one person, FIL Limited, parent holding company of several Investment managers for various non-US investment companies and institutional clients, in the Common Stock of WuXi PharmaTech (Cayman) Inc, amounted to 46,856,568 shares or 8.925% of the total outstanding Common Stock at December 16, 2008.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2008
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	Fidelity Investors III Limited Partnership ("FILP III"), 82 Devonshire Street, Boston, Massachusetts 02109, a
Delaware limited partnership, is the beneficial owner of 16,030,832 shares or 3.053% of the outstanding common stock of the Company. Northern Neck Investors Corporation, a Delaware corporation, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940.

	Fidelity Investors VII Limited Partnership ("FILP
VII"), 82 Devonshire Street, Boston, Massachusetts 02109, a Bermuda limited partnership, is the beneficial owner of 5,306,088 shares or 1.011% of the outstanding common stock of the Company. Northern Neck Investors Corporation, a
Delaware corporation, is the general partner and investment manager of FILP VII, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940.
	Certain members of the family of Edward C. Johnson
3d are owners, directly or through trusts, of shares of Northern Neck Investors Corporation.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 231,200 shares or 0.044% of the outstanding Common Stock of WuXi PharmaTech
(Cayman) Inc as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 231,200 shares and sole power to vote or to direct the voting of 231,200 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 55,758,168 shares or 10.620% of the Common Stock outstanding of the Company. FIL holds 46,856,568 shares or 8.925% of the Common Stock outstanding on behalf of itself and 8,901,600 shares or 1.695% of the Common Stock outstanding on behalf of its clients.

	Some or all of the shares of Common Stock of WuXi
PharmaTech (Cayman) Inc owned by the investment companies at December 16, 2008 may include shares represented by American Depository Shares.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on December 23, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of WuXi PharmaTech (Cayman) Inc at
December 16, 2008.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	FIL Limited

	By /s/ Scott C. Goebel
	Scott C. Goebel
Duly authorized under Power of Attorney effective as of June
1, 2008, by and on behalf of FIL Limited and its direct and
indirect subsidiaries